

Mail Stop 4561

July 26, 2018

Adam Green
Chief Executive Officer
Smart Decision, Inc.
1825 Corporate Boulevard NW, Suite 110
Boca Raton, FL 33431

> **Re:** **Smart Decision, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed July 12, 2018**
> **File No. 024-10822**

Dear Mr. Green:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Index to Exhibits, page III-1

1.   Please file the form of the subscription agreement to be used in connection with the purchase of securities in this offering. Refer to Item 17 of Part III to Form 1-A.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: John E. Lux, Esq.